July 16, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Timothy Collins

Laura Nicholson

Re:	Portage Fintech Acquisition Corporation

Registration Statement on Form S-1, as Amended
File No. 333-257185

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Portage Fintech Acquisition Corporation (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on July 20, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the 1933 Act, the undersigned advise that approximately 2,250 copies of the Preliminary Prospectus dated July 19, 2021, are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that the underwriter has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
Name:	Olympia McNerney
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]